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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Duke Energy Carolinas, LLC

We have examined management of Duke Energy Carolinas LLC's (the "Company") assertion, included in the accompanying Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Issuers, that the Company complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB (the "servicing criteria") for Duke Energy Carolinas NC Storm Funding, LLC's Series A Storm Recovery Bonds (the "Platforms"), excluding criteria items 1122(d)(1)(ii), 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(ii), 1122(d)(2)(vi), 1122(d)(3)(ii), 1122(d)(3)(iii), 1122(d)(4)(iii), 1122(d)(4)(v), 1122 (d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), and 1122(d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform, as of and for the year ended December 31, 2021. Management's assertion identifies the individual asset-backed transactions defined by management as constituting the Platform. Management is responsible for the Company's compliance with the servicing criteria and its assertion. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the servicing criteria is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that the evidence we obtained in our examination is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with Items 1122(d)(1)(v) and 1122(d)(3)(i) applicable to the Company during the year ended December 31, 2021, as the Company failed to include the December 2021 remittances in the December 2021 Monthly Servicer's Certificate.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned servicing criteria for the Platform as of and for the year ended December 31, 2021.

Deloitte & Touche LLP

March 30, 2022